SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Rita Molesworth, Esq.
Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

 August 8, 2013

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -338,206-
	8	SHARED VOTING POWER 19,504,998*
	9	SOLE DISPOSITIVE POWER -338,206-
	10	SHARED DISPOSITIVE POWER 19,504,998*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,843,204*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%**
14		TYPE OF REPORTING PERSON (See Instructions) IN
 * Includes 3,507,778 shares of common stock which may be acquired upon the exercise of warrants, which are exercisable within sixty days.  Does not include 6,214,385 shares of common stock that may be acquired upon the exercise of warrants since the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of Hansen Medical, Inc. (the “Company”) then outstanding.

** Calculated based on a total of 99,714,595 shares of common stock outstanding, which is comprised of (i) 67,751,533 shares of common stock outstanding as of July 30, 2013, as indicated in the Securities Purchase Agreement (the “Purchase Agreement”), dated July 30, 2013, among the Company, Oracle Partners, L.P., Oracle Ten Fund Master, LP, Oracle Institutional Partners, LP and the other purchasers identified in Exhibit A therein (collectively, the “Purchasers”), (ii) 28,455,284 shares of common stock issued to the Purchasers pursuant to the Purchase Agreement and (iii) 3,507,778 shares of common stock issuable upon exercise of the applicable warrants, as described above.

SCHEDULE 13D

CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,843,204*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,843,204*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,843,204*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
 * Includes 3,507,778 shares of common stock which may be acquired upon the exercise of warrants, which are exercisable within sixty days.  Does not include 6,214,385 shares of common stock that may be acquired upon the exercise of warrants since the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding.

** Calculated based on a total of 99,714,595 shares of common stock outstanding, which is comprised of (i) 67,751,533 shares of common stock outstanding as of July 30, 2013, as indicated in the Purchase Agreement, (ii) 28,455,284 shares of common stock issued to the Purchasers pursuant to the Purchase Agreement and (iii) 3,507,778 shares of common stock issuable upon exercise of the applicable warrants, as described above.

SCHEDULE 13D

CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,313,858*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,313,858*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,313,858*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
 * Includes 6,985,278 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.  However, certain of the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding.

** Calculated based on a total of 103,192,095 shares of common stock outstanding, which is comprised of (i) 67,751,533 shares of common stock outstanding as of July 30, 2013, as indicated in the Purchase Agreement, (ii) 28,455,284 shares of common stock issued to the Purchasers pursuant to the Purchase Agreement and (iii) 6,985,278 shares of common stock issuable upon exercise of the applicable warrants, as described above.

SCHEDULE 13D

CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,799,079*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,799,079*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,799,079*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%**
14		TYPE OF REPORTING PERSON (See Instructions) CO
 * Includes 1,757,799 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.  However, certain of the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding.

** Calculated based on a total of 97,964,616 shares of common stock outstanding, which is comprised of (i) 67,751,533 shares of common stock outstanding as of July 30, 2013, as indicated in the Purchase Agreement, (ii) 28,455,284 shares of common stock issued to the Purchasers pursuant to the Purchase Agreement and (iii) 1,757,799 shares of common stock issuable upon exercise of the applicable warrants, as described above

SCHEDULE 13D

CUSIP No. 411307101

1		Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,608,579*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,608,579*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,608,579*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
 * Includes 1,757,799 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.  However, certain of the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding.

** Calculated based on a total of 97,964,616 shares of common stock outstanding, which is comprised of (i) 67,751,533 shares of common stock outstanding as of July 30, 2013, as indicated in the Purchase Agreement, (ii) 28,455,284 shares of common stock issued to the Purchasers pursuant to the Purchase Agreement and (iii) 1,757,799 shares of common stock issuable upon exercise of the applicable warrants, as described above.

CUSIP No. 411307101

1		Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,566,946*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,566,946*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,566,946*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

 * Includes 979,086 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.  However, certain of the warrants may not be exercised to the extent such exercise would cause the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the common stock of the Company then outstanding.

** Calculated based on a total of 97,185,903 shares of common stock outstanding, which is comprised of (i) 67,751,533 shares of common stock outstanding as of July 30, 2013, as indicated in the Purchase Agreement, (ii) 28,455,284 shares of common stock issued to the Purchasers pursuant to the Purchase Agreement and (iii) 979,086 shares of common stock issuable upon exercise of the applicable warrants, as described above.

CUSIP No. 411307101

1		The Feinberg Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,500
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 411307101

1		Oracle Investment Management, Inc. Employees’ Retirement Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 190,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 190,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,500
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON (See Instructions) EP

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Hansen Medical, Inc., a Delaware corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 800 East Middlefield Road, Mountain View, California 94043.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners”), Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund and the Retirement Plan (the “Investment Manager”), The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), and Larry N. Feinberg, the managing member of Oracle Associates, the sole shareholder, director and president of the Investment Manager and the trustee of the Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(b) The address of the principal office of the Reporting Persons is c/o Oracle Investment Management, Inc., 200 Greenwich Avenue, Greenwich, Connecticut 06830. Ms. Aileen Wiate is the chief financial officer of the Investment Manager. Ms. Wiate’s business address is c/o Oracle Investment Management, Inc., 200 Greenwich Avenue, Greenwich, Connecticut 06830. There are no other members of Oracle Associates or executive officers or directors of the Investment Manager.

(c) The principal business of Oracle Partners, Oracle Ten Fund, Institutional Partners, the Retirement Plan and the Foundation is to invest in securities. The principal business of Oracle Associates is to act as general partner to, and, as applicable, exercise investment discretion over securities held by, Oracle Partners, Oracle Ten Fund, Institutional Partners and certain other entities. The principal business of the Investment Manager is to exercise investment discretion over Oracle Ten Fund, the Retirement Plan  and certain other entities. The principal business of Mr. Feinberg is to invest in securities through Oracle Associates, the Investment Manager and certain other entities. Ms. Wiate’s principal occupation is to act as chief financial officer to the Investment Manager.

(d) None of the Reporting Persons has, nor, to their knowledge, has Ms. Wiate, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, nor, to their knowledge, has Ms. Wiate, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Oracle Partners, Institutional Partners, Oracle Associates and Investment Manager is organized under the laws of Delaware. Oracle Ten Fund is organized under the laws of the Cayman Islands.  Each of the Retirement Plan and the Foundation are organized under the laws of Connecticut.  Mr. Feinberg is a citizen of the United States of America. Ms. Wiate is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 30, 2013, Oracle Partners, Oracle Ten Fund and Institutional Partners (together, the “Oracle Entities”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Company and the other purchasers identified in Exhibit A therein.  Pursuant to the Purchase Agreement, on August 8, 2013 (the “Closing Date”), (i) Oracle Partners purchased 5,821,064 shares of Common Stock for an aggregate purchase price of $7,159,908.72, (ii) Oracle Ten Fund purchased 1,464,842 shares of Common Stock for an aggregate purchase price of $1,801,755.66 and (iii) Institutional Partners purchased 815,904 shares of Common Stock for an aggregate purchase price of $1,003,561.92.

In addition, pursuant to the Purchase Agreement, on the Closing Date (i) Oracle Partners also purchased Series A Warrants to purchase shares of Common Stock (“Series A Warrants”), Series B Warrants to purchase shares of Common Stock (“Series B Warrants”) and Series C Warrants to purchase shares of Common Stock (“Series C Warrants” and, together with the Series A Warrants and Series B Warrants, “Warrants”) for an aggregate purchase price of $873,159.75, (ii) Oracle Ten Fund also purchased Series A Warrants, Series B Warrants and Series C Warrants for an aggregate purchase price of $219,724.88 and (iii) Institutional Partners also purchased Series A Warrants, Series B Warrants and Series C Warrants for an aggregate purchase price of $122,385.75, in each case as adjusted from time to time but subject to, with respect to the Series B Warrants and Series C Warrants held by each of Oracle Partner, Oracle Ten Fund and Institutional Partners, certain limitations (discussed in greater detail in Item 4 below).

All of the funds required to acquire the shares of Common Stock and Warrants were furnished from the working capital of Oracle Partners, Oracle Ten Fund and Institutional Partners, respectively.

Prior to entering into the Purchase Agreement, the Reporting Persons had from time to time acquired shares of Common Stock as a passive investor.  Prior to the closing of the Purchase Agreement, (i) Oracle Partners directly owned 5,507,516 shares of Common Stock, (ii) Oracle Ten Fund directly owned 1,385,938 shares of Common Stock, (iii) Institutional Partners directly owned 771,956 shares of Common Stock, (iv) the Foundation directly owned 39,500 shares of Common Stock, (v) the Retirement Plan directly owned 190,500 shares of Common Stock and (vi) Mr. Feinberg directly owned 338,206 shares of Common Stock.

Item 4.  Purpose of Transaction.

The acquisition by the Oracle Entities of the Common Stock and Warrants pursuant to the Purchase Agreement, as well as the prior acquisitions of Common Stock by the applicable Reporting Persons, were effected because of the belief of the Reporting Persons that the Common Stock represented, and continues to represent, an attractive investment. The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant. Subject to the restrictions disclosed elsewhere in this Item 4, the Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company. Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

As referenced above, on July 30, 2013, the Oracle Entities entered into the Purchase Agreement with the Company and the other purchasers listed therein (collectively, the “Purchasers”).  As contemplated by the Purchase Agreement, on the Closing Date the Oracle Entities entered into an Investors Right Agreement (the “Investor Rights Agreement”) with the Company and the other Purchasers.

The following summaries of the Purchase Agreement, the Investor Rights Agreement and the Warrants are not intended to be complete. The Purchase Agreement, form of Investor Rights Agreement and the form of Warrants, copies of which are attached hereto as Exhibit 2, 3 and 4, respectively, are incorporated herein by reference and the following summaries are qualified in their entirety by reference thereto. This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

Purchase Agreement.

Pursuant to the terms of the Purchase Agreement and the transactions contemplated thereby, on the Closing Date the Company sold pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, to the Purchasers (including the Oracle Entities) (i) an aggregate of 28,455,284 shares of Common Stock at a per share price of $1.23 and (ii) 34,146,339 Warrants to purchase an aggregate of 34,146,339 shares of Common Stock at a price of $0.125 per Warrant.  The Purchase Agreement also provided for the manner of allocation of the fees and expenses between the parties and the entry of the Company and the Purchasers into the Investor Rights Agreement on the Closing Date.

Investor Rights Agreement.

As noted above, on the Closing Date, the Company and the Purchasers (including the Oracle Entities) entered into the Investor Rights Agreement.  The Investor Rights Agreement provides for, among other things, demand registration rights for the Oracle Entities, among others, that will require the Company to register their shares of Common Stock with the Securities Exchange Commission and permit the Oracle Entities  to sell such registered shares of Common Stock to the public, subject to conditions specified therein. Furthermore, pursuant to the Investor Rights Agreement, if the Company proposes to register any of its Common Stock at any time prior to August 8, 2018, the Oracle Entities, among others, will have the right to request that all or any part of their registrable shares be included in the registration, subject to specified exceptions.

Additionally, the Investor Rights Agreement provides that the Oracle Entities and the other Purchasers will not purchase (other than by the exercise of Warrants), sell or otherwise transfer any securities of the Company on or prior to the one-year anniversary of the Closing Date, subject to specified exceptions.  This restriction will terminate with respect to any Purchaser, upon the earlier of a change of control (as defined in the Investor Rights Agreement), as long as such change of control was not initiated by such Purchaser or an insolvency event (as defined in the Investor Rights Agreement).

Warrants.

The Warrants, which were issued by the Company to the Purchasers (including the Oracle Entities) on the Closing Date, are comprised of the following three tranches: (x) Series A Warrants exercisable for an aggregate of 11,382,113 shares of common stock, with an exercise price equal to $1.23, (y) Series B Warrants exercisable for an aggregate of 11,382,113 shares of common stock, with an exercise price equal to $1.50 per share, and (z) Series C Warrants exercisable for an aggregate of 11,382,113 shares of common stock, with an exercise price equal to $2.00 per share.  The Warrants are exercisable, in whole or in part, at the option of the holder, at any time and from time to time from the Closing Date through and including August 8, 2015.  The Series A Warrants are subject to mandatory exercise subsequent to the Company’s receipt of regulatory approval for the new 6F Magellan catheter in the U.S.  The Series B Warrants and Series C Warrants held by each of the Oracle Entities provide that the holder of such Warrants may not exercise the Warrants to the extent such exercise would cause the holder of such Warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the Common Stock then outstanding.  The exercise price and number of shares of Common Stock subject to the Warrants are subject to adjustment from time to time in accordance with the terms set forth therein.

Additional Disclosure.

Except as set forth herein, none of the Reporting Persons has, nor, to the knowledge of the Reporting Persons, has Ms. Wiate, any plans or proposals that relate to or would result in: (a) the acquisitions by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

 Item 5.  Interest in Securities of the Issuer.

(a) As of August 8, 2013:

(i)	Oracle Partners may be deemed to beneficially own 18,313,858 shares of Common Stock, representing 17.7% of the outstanding shares of Common Stock;

(ii)	Oracle Ten Fund may be deemed to beneficially own 4,608,579 shares of Common Stock, representing 4.7% of the outstanding shares of Common Stock;

(iii)	Institutional Partners may be deemed to beneficially own 2,566,946 shares of Common Stock, representing 2.6% of the outstanding shares of Common Stock;

(iv)	the Foundation may be deemed to beneficially own 39,500 shares of Common Stock, representing 0.04% of the outstanding shares of Common Stock;

(v)	the Retirement Plan may be deemed to beneficially own 190,500 shares of Common Stock, representing 0.2% of the outstanding shares of Common Stock;

(vi)
Investment Manager, due to its relationship with Oracle Ten Fund and the Retirement Plan, may be deemed to beneficially own 4,799,079 shares of Common Stock, representing 4.9% of the outstanding shares of Common Stock;

(vii)
Oracle Associates, due to its relationship with the Oracle Entities, may be deemed to beneficially own 19,843,204 shares of Common Stock, representing 19.99% of the outstanding shares of Common Stock; and

(viii)
Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 19,843,204 shares of Common Stock, representing 19.99% of the outstanding shares of Common Stock, in each case, based on 96,206,817 shares of Common Stock outstanding, which is comprised of (i) 67,751,533 shares of Common Stock outstanding as of July 30, 2013, as indicated in the Purchase Agreement, and (ii) 28,455,284 shares of Common Stock issued to the Purchasers pursuant to the Purchase Agreement.

The beneficial ownership calculations for Oracle Associates and Mr. Feinberg do not include 6,214,385 shares of Common Stock that may be acquired upon the exercise of Warrants since the Warrants may not be exercised to the extent such exercise would cause the holder of such Warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) to beneficially own more than 19.99% of the Common Stock then outstanding.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

 (b) Mr. Feinberg has the sole power to vote and dispose of (or to direct the vote and disposition of) the 338,206 shares of Common Stock held directly by Mr. Feinberg.  Except as provided in the foregoing sentence, each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

(c) The information set forth in Item 4 with respect to the acquisition by the Oracle Entities of Common Stock and Warrants pursuant to the Purchase Agreement is incorporated into this Item 5 by reference.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on May 23, 2013 with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

As described in Item 4 hereto, (i) the Oracle Entities and the other purchasers named therein, and the Company have entered into a Purchase Agreement, (ii)  the Oracle Entities and the other purchasers named therein, and the Company have entered into an Investor Rights Agreement and (iii)  Oracle Partners and Oracle Ten Fund have each acquired Warrants. The information set forth in Item 4 with respect to the Purchase Agreement, the Investor Rights Agreement and the Warrants is incorporated into this Item 6 by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement, dated as of August 8, 2013, by and among Oracle Partners, L.P., Oracle Ten Fund Master, LP, Oracle Institutional Partners, LP, The Feinberg Family Foundation, Oracle Investment Management, Inc. Employees’ Retirement Plan, Oracle Associates, LLC, Oracle Investment Management, Inc. and Larry N. Feinberg.

Exhibit 2
Securities Purchase Agreement, dated as of July 30, 2013, by and among the Company, Oracle Partners, L.P., Oracle Ten Fund Master, LP, Oracle Institutional Partners, LP and the other purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 31, 2013)

Exhibit 3
Form of Investor Rights Agreement by and among the Company, Oracle Partners, L.P., Oracle Ten Fund Master, LP, Oracle Institutional Partners, LP and the other purchasers named therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 31, 2013)

Exhibit 4	Form of Warrants as to the purchase by Oracle Partners, L.P., Oracle Ten Fund Master, LP or Oracle Institutional Partners, LP, as applicable, of shares of Common Stock of the Company.

SIGNATURES

 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2013	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 8, 2013	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 8, 2013	ORACLE INSTITUTIONAL PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 8, 2013	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 8, 2013	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director

Dated: August 8, 2013	THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: August 8, 2013	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN By: /s/ Aileen Wiate Name: Aileen Wiate Title: Trustee
Dated: August 8, 2013	LARRY N. FEINBERG /s/ Larry N. Feinberg